

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 7, 2016

Mark G. Papa
Chief Executive Officer
Centennial Resource Development, Inc.
1401 Seventeenth Street, Suite 1000
Denver, CO 80202

> **Re: Centennial Resource Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2016**
> **File No. 333-214355**

Dear Mr. Papa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources